UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of May 2011

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE Paris, May 5, 2011

KEY FIGURES AT MARCH 31, 2011

SATISFACTORY BEGINNING OF THE YEAR

CONTINUED POSITIVE REVENUE GROWTH

SIGNIFICANT INCREASE IN FREE CASH FLOW *** NET DEBT REDUCTION

CONFIRMATION OF 2011 OBJECTIVES

(UNAUDITED IFRS FIGURES)

■	Consolidated revenue grew 3.4% at constant scope and exchange rates to €8,159.4M (+11.3% at current rates)
	o	Strong growth in the Environmental Services division due to the combined effect of higher waste volumes and continued strength in recycled raw material prices
	o	Slight decline in the Water division primarily due to the reduction in revenue from large construction contracts
	o	Growth in the Energy division due to higher energy prices
	o	Initial consolidation of Veolia Transdev (impacting external growth)

■	Adjusted operating cash flow increased 2.0% at constant exchange rates to €996.8M (+3.7% at current exchange rates)
	o	Decline in Water, compensated by improved performance in Environmental Services and Energy
	o	Efficiency Plan achieved cost savings of €60 million during Q1 2011, in line with the €250M annual objective

■	Adjusted operating income declined 2.6% at constant exchange rates (-1.1% at current exchange rates) to €636.1M versus €643.2M in Q1 2010
	o	Includes €3M of capital gains in Q1 2011 compared to €37M in Q1 2010

■	Significant increase in free cash flow in Q1 2011 to €539M versus €45M in Q1 2010
	o	Gross investments controlled: €528M
	o	€840M in divestments already completed in Q1 2011

■	Significant reduction in net financial debt to €14.5Bn at March 31, 2011, down more than €700M compared to December 31, 2010. The 2010 dividend will be paid, pending approval at the Annual General Shareholders meeting, beginning June 17, 2011.

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■	2011 objectives confirmed

Antoine Frérot, Chairman and CEO of Veolia Environnement, stated: “The growth trends of the previous quarters and the strong free cash flow in the first quarter allow us to confirm our 2011 objectives announced at the beginning of the year.  Contract wins in Europe, North America and in Asia confirm Veolia Environnement’s strategy of profitable growth.”

Quarterly figures for the three months ending March 31, 2011 (1)

VEOLIA ENVIRONNEMENT

Veolia Environnement consolidated revenue for the quarter ending March 31, 2011 includes the proportional integration of the new entity Veolia Transdev at 50% beginning March 3, 2011.  The financial statements of 2010 have been re-presented to reclassify the former Veolia Transport division, the Netherlands operations in the Water division, the Norwegian operations in the Environmental Services division and the German activities in the Energy Services division into discontinued operations.

Revenue (€M)
For the quarter ending March 31, 2011	For the quarter ending March 31, 2010 re-presented	For the quarter ending March 31, 2010 published	Change 2011/2010	Of which internal growth	Of which external growth	Of which currency effect
8,159.4	7,329.7	8,794.2	11.3%	3.4%	6.2%	1.7%

Revenue and Commercial Development Activity

Veolia Environnement consolidated revenue for the quarter ending March 31, 2011 increased 3.4% at constant scope and exchange rates (+11.3% at current exchange rates) to €8,159.4 million versus re-presented revenue of €7,329.7 million for the same period ending March 31, 2010.

The scope effect on revenue (referred to as external growth) for the quarter ending March 31, 2011 includes €333.5M (+4.5%) in revenue associated with the consolidation of Veolia Transdev.  External growth also reflects targeted net acquisitions completed in 2010 of: €92.9 million in the Water division (primarily the impact of the acquisition of certain assets from United Utilities), -€19.4 million in the Environmental Services division and €45.2 million in the Energy Services Division (related to the acquisition of Dalkia Industry CZ and two other affiliates, Czech-Karbon and NWR Energetyka PL Spolka from the group NWR in 2010).

The share of revenue recorded outside France was €4,820.3 million, or 59.1% of the total, compared to 57.7% for the period ending March 31, 2010.

The €127.9 million foreign currency benefit to revenue growth mainly reflected the strengthening against the euro of the Australian dollar for €27.1 million, the pound sterling for €21.7 million, the Japanese yen for €10.2 million and the Eastern European currencies (Czech Republic and Poland) for €18.2 million.

Veolia Environnement has benefitted from favorable market trends and has won several significant contracts since the beginning of the year:

•
Thames Water in the United Kingdom awarded Vennsys Limited, a consortium led by Veolia Water U.K., a contract to manage all its water metering services, encompassing meter installation, meter reading and the implementation of automatic meter reading by radio communication. This 10-year contract represents estimated cumulative revenue of approximately £240 million;

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(1) The financial statements of 2010 have been re-presented, in order to insure the comparability of periods:
-  for the reclassification into “net income from discontinued operations” of the German operations in the Energy Services division, the Norwegian operations in the Environmental Services division and the Netherlands operations in the Water division;
-  for the reclassification into “net income from discontinued operations” of the entire Veolia Transport operations (for the accounts in the quarter ending March 31, 2010 of: €1,355.9 million in revenue, €58.9 million in adjusted operating cash flow, and €5.0 million in adjusted operating income)
- for the reclassification into “continuing operations” of the Renewable Energies business within the Energy division.

•	In Kuwait, Veolia Water signed a contract to design, build and operate for 5 years a new reverse osmosis desalination unit at the Az-Zour South plant for estimated cumulative revenue of €81 million;
•
In the United States, Veolia Water signed a contract to design and build a system to treat mine water in West Virginia and a contract to design, build and operate for 12 years a produced water facility for an oilfield in California.  These two contracts should generate estimated cumulative revenue of $150 million;

•
Veolia Environmental Services has been designated as the preferred bidder for the Private Finance Initiative (PFI) contract for treatment of up to 350,000 tons of annual residual waste for Hertfordshire county in the United Kingdom for 25 years;

•
The contract for street cleaning and waste collection and recycling for the Haringey district of London was awarded to Veolia Environmental Services for a duration of 14 years and estimated cumulative revenue of over €270 million;

•
Award of the operations and maintenance contract for the Centre Hospitalier Universitaire de Montréal (CHUM) for 30 years by Dalkia and estimated cumulative revenue of 1.6 billion Canadian dollars (roughly €1.2 billion);

•	In Abu Dhabi, the contract awarded to the Energy division for the design, build and operation of three central cooling facilities for 29 years and estimated cumulative revenue of €373 million;
•
Contract award in the transportation division for operation of the bus network in Macao, via a joint venture with RATP Développement in Asia, for 7 years and estimated cumulative revenue of €75 million (Veolia share).

Operating Performance

Adjusted operating cash flow increased 3.7% at current exchange rates (+2.0% at constant exchange rates) to €996.8 million for the quarter ending March 31, 2011, versus re-presented adjusted operating cash flow of €961.4 million for the same period in 2010.  Adjusted operating cash flow margin was 12.2% for the first quarter of 2011.

Adjusted operating cash flow benefitted from revenue growth, higher recycled raw material prices in the Environmental Services division and the positive impact of energy prices in the Energy division, but was partially offset by climate conditions that were globally less favorable in 2011 compared to 2010, as well as the decline in operational performance in the Water division. The benefits of the Company’s Efficiency Plan contributed to the improvement in adjusted operating cash flow by €60 million for the quarter ending March 31, 2011.

Consolidated adjusted operating income declined 1.1% at current exchange rates (-2.6% at constant exchange rates) to €636.1 million for the quarter ending March 31, 2011, versus re-presented adjusted operating income of €643.2 million for the same period in 2010 due to lower capital gains realized in Q1 2011 versus Q1 2010.  During the first quarter of 2011, capital gains on completed divestments were primarily accounted for in discontinued operations.

Due to control of gross investments, which totaled €528 million, and divestments and partnerships completed by the end of the quarter, free cash flow (2) amounted to €539 million during the first quarter of 2011, versus €45 million for the first quarter of 2010.

Net financial debt (3) was €14.5 billion at March 31, 2011, versus €15.2 billion at December 31, 2010.

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(2) Definition of free cash flow: cash generated (which is equal to the sum of operating cash flow before changes in working capital and  income taxes paid and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital from operations, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of disposals (including the change in receivables and other financial assets), (iv) net financial interest paid and (v) tax paid.

(3) Definition of net financial debt: gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

In total, the Company confirms the objectives previously communicated for the year 2011, envisioning a year of growing results:
•	Adjusted operating income improvement in the range of 4% to 8%, excluding the impact of the combination of Veolia Transport and Transdev
•	Net income improvement
•	Efficiency Plan cost savings of at least €250 million
•	Asset divestment program of more than €1.3 billion
•	Positive free cash flow after dividend

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Analysis by division

Water

Revenue (€M)
For the quarter ending March 31, 2011	For the quarter ending March 31, 2010 re-presented	Change 2011/2010	Of which internal growth	Of which external growth	Of which currency effect
3,021.7	2,917.9	3.6%	-1.4%	3.2%	1.8%

The decline in Water division revenue at constant scope and exchange rates is due primarily to the reduction in Technologies and Networks revenue (Works activities).

•
The external growth in Water division revenue during the first quarter of 2011 relates principally to the acquisition of certain assets from United Utilities in the United Kingdom and Central Europe in November 2010.

•
For Operations activities, revenue increased 5.0% at current exchange rates (stable at constant scope and exchange rates). In France revenue declined 2.1% excluding scope effects, in line with contractual erosion (essentially related to the SEDIF contract renewal), as well as a decline in volumes sold compared to the same period in 2010. Outside France, revenue increased 9.8% at current exchange rates (+1.1% at constant scope and exchange rates). In Europe, growth of 2.9% at constant scope and exchange rates was driven by favorable performance in Germany, notably on the Braunschweig contract, as well as solid performance in Central Europe. Despite the improvement of activity in China, revenue in Asia Pacific posted a slight decline of 1.2% at constant scope and exchange rates due to lower revenue in Japan and Korea. In the United States, revenue declined 4.1% at constant scope and exchange rates due to a construction delay related to a drinking water production facility in Florida.

•	Technologies and Networks revenue declined 5.1% at constant scope and exchange rates

(-1.0% at current exchange rates). Revenue was primarily affected by the end of certain large Design and Build contracts in the Middle East, which was partially offset by the initiation of construction of the Hong Kong sludge treatment plant.

For the quarter ending March 31, 2011, adjusted operating cash flow declined due to the evolution of Technologies and Networks revenue, and within Operations activities, due to the negative impact of contractual erosion in France, as well as maintenance expenses and non-recurring expenses during the first quarter of 2011 (notably in the United Kingdom). Operating income also declined relative to the same period in 2010 in part due to the aforementioned items, and also because the first quarter of 2010 benefitted from capital gains that were more significant compared to the first quarter of 2011.

Environmental Services

Revenue (€M)
For the quarter ending March 31, 2011	For the quarter ending March 31, 2010 re-presented	Change 2011/2010	Of which internal growth	Of which external growth	Of which currency effect
2,361.3	2,112.9	11.8%	10.2%	-0.9%	2.5%

Organic revenue growth of 10.2% in the Environmental Services division reflects the benefit of higher recycled raw material prices, which accounted for approximately €90 million (notably in France and Germany), as well as improvement in the level of activity for industrial services, treatment of hazardous waste and commercial waste collection, which contributed to higher volumes.  In addition, volumes in the first quarter of 2010 were negatively affected by unfavorable climate conditions compared to the first quarter of 2011.

•
In France, revenue increased 12.1% at constant scope (+10.2% at current scope), due to the combined effect of higher recycled raw materials prices (paper/cardboard and metals) and improvement in volumes in certain activities, notably the treatment of hazardous waste, landfilling and collection from commercial customers.

•
Outside France, revenue increased by 9.1% at constant scope and exchange rates (+12.6% at current exchange rates). Germany benefitted from positive price differentials for paper and cardboard and improved activity in both industrial and commercial segments. Revenue in the United Kingdom increased 13.1% at constant scope and exchange rates, in line with the progression of integrated contracts, as well as an increase in volumes landfilled, and despite an economic environment that continues to be difficult for other activities. In North America, 1.2% revenue growth at constant scope and exchange rates resulted from an increase in industrial services and hazardous waste activities, and was reinforced by special projects. Revenue was negatively impacted by specific challenges related to technical issues and by a decline in asset utilization rates in the Gulf of Mexico in the Marine Services group. In Asia Pacific, revenue increased 8.1% at constant scope and exchange rates due to the ramp and growth of activities in China, notably in the treatment of hazardous waste, as well as the growth in industrial services activities in Australia.

Adjusted operating cash flow increased in the first quarter of 2011 compared to the same period in 2010. This improvement resulted primarily from an increase in activity, implementation of adaptation plans, and the favorable impact of higher recycled raw material prices, despite an unfavorable change in fuel prices.  Operating income also increased during the first quarter of 2011 compared to the prior year due to the aforementioned items.

Energy

Revenue (€M)
For the quarter ending March 31, 2011	For the quarter ending March 31, 2010 re-presented	Change 2011/2010	Of which internal growth	Of which external growth	Of which currency effect
2,442.9	2,298.9	6.3%	3.3%	2.0%	1.0%

Revenue in the Energy division increased 3.3% at constant scope and exchange rates.  Growth was driven by higher energy prices (accounting for an approximate €100 million increase in revenue compared to the period ending March 31, 2010), which largely offset the impact of less favorable weather conditions.

•	In France, revenue increased 3.2% at constant scope due to the increase in average fuel basket prices, while weather conditions on a net basis were less favorable than the first quarter of 2010.

•
Outside France, revenue was roughly stable, increasing +0.9% at constant scope and exchange rates.  The increase in heating and electricity prices in Central Europe during the first quarter of 2011 compared to the prior year period was offset by the impact of an unfavorable climate effect.

•	External growth in the Energy division during the first quarter of 2011 was largely due to the reorganization of activities in the Czech Republic.

Adjusted operating cash flow improved slightly due to the favorable impact of energy prices, notably in France, and despite operational and economic difficulties in Southern Europe.  Operating income also improved slightly due to the aforementioned items.

Veolia Transdev

Revenue (€M)
For the quarter ending March 31, 2011	For the quarter ending March 31, 2010 re-presented	For the quarter ending March 31, 2010 published	Change 2011/2010	Of which internal growth	Of which external growth	Of which currency effect
333.5	-	1,355.9	100%	-	100%	-

Revenue of the new entity Veolia Transdev amounted to €333.5 million for the quarter ending March 31, 2011 (for the period March 3 - March 31, 2011), of which  €97.5 million was associated with the historical “Transdev” activities for the month of March 2011. Adjusted operating cash flow, as well as operating income of the new entity, were not significant for this period.

For the historical “Veolia Transport” activities during the first quarter of 2011 compared to the first quarter of 2010:

•
Revenue in France increased 0.9% at constant scope due to recent commercial successes, notably in Bayonne and Antibes. Revenue was also impacted by the decline in revenue associated with airport and tourism activities, notably due to a strike within SNCM which took place from January 31, 2011 to March 17, 2011.

•	Outside France, revenue increased 10.0% at current exchange rates (+7.0% at constant scope and exchange rates) due to ramp and growth of development in North America and Germany.

Adjusted operating cash flow declined in the first quarter of 2011 compared to the prior year period due to the impact of strikes within SNCM and operational difficulties related to the Rabat contract.  Operating income also declined due to the same factors.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

CONFERENCE CALL

KEY FIGURES AT MARCH 31, 2011

speaker:

Pierre-François RIOLACCI (Chief Financial Officer)

THURSDAY MAY 5, 2011 at 8:30 a.m. (CET)

To listen to the conference, please dial

+33 (0)1 70 99 43 01 (France)

Or

+44 (0)20 7806 1967 (UK)

A replay will be available from May 5-12, 2011

Phone number (France)	+33 (0)1 74 20 28 00
Phone number (UK)	+44 (0)20 7111 1244
Phone number (USA)	+1 347 366 9565

(Code 3444070#)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 5, 2011

VEOLIA ENVIRONNEMENT By: /s/ Olivier Orsini
Name: Olivier Orsini Title: General Secretary